Mail Stop 3561

June 7, 2007

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

> **Re:** **Great Plains Energy Incorporated**
> **Registration Statement on Form S-4**
> **Filed May 8, 2007**
> **File No. 333-142715**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 001-32206**
>
> **Kansas City Power & Light Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-51873**

Dear Mr. Chesser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 and Preliminary Proxy Statement on Schedule 14A

Joint Prospectus Cover Page

1. Please highlight the cross-reference to your Risk Factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Summary, page 1

2. Please remove from the Summary section and elsewhere in the forepart of your document all defined terms. Readers should be able to discern the meaning of all terms used in the forepart of the document without a definition.

Questions and Answers About the Transactions, page 2

What will Aquila stockholders receive in the Merger for their shares?, page 4

3. You mention that Aquila shareholders will not know the exact value of the shares of Great Plains Energy common stock they will receive. Please revise to disclose the value of the shares of Great Plains Energy as of the most recent date practicable as well as the date immediately prior to the execution of the merger agreement, and add the cash consideration being remitted, so that Aquila shareholders can appreciate what the aggregate value of the consideration was as of those dates.   Also, please discuss when Aquila stockholders may expect to receive their shares of your common stock and whether any shares of common stock will be reserved or held in escrow for these stockholders.

Why has Great Plains Energy decided to enter into the merger?, page 4

4. The answer to this question implicitly pertains to the perceived benefits of the merger. Please balance the disclosure in this subsection and in the Why did Aquila's board of directors approve the Transaction subsection with a succinct summary of the probable risks related to the merger.

As a Participant in the Great Plains Energy Incorporated Cash or Deferred…, page 7

5. We note your indication that the Great Plains Energy common stock allocated to the shareholder's plan will not be voted by the plan trustee "unless it determines that it is required to vote the shares in order to comply with its fiduciary responsibilities to plan participants."   Please revise to clarify what you mean by this and how the trustee will exercise its discretion. For example, we note that the trustee of the Aquila Retirement Investment 401(k) Plan will, where instructions are not provided, vote the shares allocated to the plan account in the same

proportion as those shares held by the plan for which the plan trustee has received voting directions; please disclose what the trustee of Great Plains Energy's plan will do. Also, for both companies' plans, please disclose the amount of shares that are subject to the plan and file the instructions to be provided to participants in the plans as exhibits to the registration statement.

Interests of Aquila's Executive Officers in the Transaction, page 10

6. As a result of the transactions discussed in this document, you state that Aquila's senior executive officers will receive $7,340,401 based upon the terms of their agreements with Aquila. Here or on page 123 where you go into greater detail, please disclose specifically the amount each senior executive will receive in the aggregate.

The Transactions, page 12

7. Please provide under a separate heading an explanation of the material differences between the rights of security holders of Aquila and the rights of the holders of the securities being offered. See Item 4(a)(4) of Form S-4.

Conditions to the Completion of the Merger, page 12

8. In this section and throughout your document as applicable, please clarify briefly which conditions to the merger or the asset sale, if any, are waiveable. Please be aware that we generally believe resolicitation is required when companies waive material conditions to a merger.

9. Also, please discuss in this section and throughout your document as applicable whether there is any material uncertainty as to any of the conditions to the completion of the merger or asset sale.

Legal Proceedings Related to the Transactions, page 15

10. Here or on page 158, please revise your disclosure to update readers as to the status of proceedings and relevant deadlines that are approaching.

Unaudited Comparative Per Share Data, page 23

11. We assume this presentation is being made pursuant to Item 3(f) of Form S-4. Please note that such information should be presented in comparative columnar form, including historical and pro forma per share data for Great Plains and historical and equivalent pro forma per share data for Aquila. In this regard, please show us how you determined equivalent pro forma per share data for Aquila and where it is presented.

The Transactions, page 47

Background of the Merger, page 47

12. In the second full paragraph on page 49, you mention Black Hills for the first time in this section. Therefore, please disclose the manner in which Black Hills became involved in the transaction. Please disclose whether Great Plains involved them in the transaction. If so, please disclose how Great Plains garnered their involvement. In this regard, please provide additional background information about who controls Black Hills and in what line of business they engage.

13. Please revise to more clearly identify each person in attendance at each meeting. For example, where you state that "representatives" of Great Plains Energy, Aquila, or Black Hills, "a special committee of Great Plains Energy's board of directors," or "representatives of management" performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

14. In the last paragraph on page 47, you state that Aquila's board discussed the possibility that a business combination "may" provide greater value to Aquila's shareholders than continuing to operate on a stand-alone basis. Please discuss the benefits and risks associated with the stand-alone alternative, and indicate why this alternative was deemed inferior to the business combination transaction. Please note that your revised disclosure must include all alternatives considered by all filing persons. This comment also applies to the "financial aspects of alternatives" to the Great Plains proposal referred to on page 52.

15. On page 48, you state that the financial advisors discussed with Aquila's board of directors the possibility that it might be necessary for an acquisition of Aquila to be structured as a two-step transaction in which certain businesses of Aquila would be sold to one party followed by an acquisition of the Aquila corporate entity by another party. Please explain the rationale for this need.

16. You mention that representatives from Great Plains and Aquila met on May 19, 2006. Considering this would appear to have been before the financial advisors began contacting the nine targeted parties, please disclose how Great Plains and Aquila decided to meet.

17. Please tell us whether negotiations with "Bidder A," "Bidder B," "Bidder C," or "Bidder D" went beyond the preliminary inquiry stage. If so, please identify by name that particular entity to the extent their bid was higher than Great Plains' bid.

18. Please revise to elaborate upon the key terms of the merger agreements provided to the bidders on October 10, 2006.

19. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate report that must be described in detail in the document and, if written, filed as an exhibit. This requirement includes final and preliminary reports. For example, please supplementally confirm that you have described in detail all oral and written presentations made to the board. In addition, you should file as exhibits to the Form S-4 any materials used to present information to the board such as board books, slides, etc. See Item 1015 of Regulation M-A.

Great Plains Energy's Reasons for the Merger and Recommendation of Great…, page 54

20. In this section and in the Aquila's Reasons for the Merger and Recommendation of Aquila's Board of Directors section beginning on page 71, please ensure that each factor you cite contains adequate detail to place it in context. It is important that stockholders understand why the boards chose to pursue the merger. Therefore, please expand the factors, both favorable and potentially unfavorable, to provide a meaningful discussion of each board's consideration of each factor. In this regard, please describe in specific terms what it was about each factor that supports the board's decision. As examples, consider the following:

- more clearly explain the "Improved reliability and customer service" the merger will create;

- provide more specific guidance as to the source of the "Significant Cost Savings and Synergies," such as the $500 million in gross synergies over the first five years after the merger consummation that the combined company will generate and how your subsequent synergy discussion was revised;

- describe the "scope of Great Plains Energy's due diligence investigation and the results thereof" that you discuss on page 57;

- address the potential benefits to "the communities in which Great Plains Energy and Aquila are located and which they serve" as discussed also on page 57; and

- explain how management determined to recommend the transaction, as you indicate on page 57.

Opinion of Credit Suisse Securities (USA) LLC, page 59

21. Please revise this section and other applicable sections throughout your document to provide a clearer and more concise discussion of the analyses performed by Credit Suisse Securities (USA) LLC, Sagent Advisors Inc., and Lehman Brothers, Inc. For each analysis, please expand your disclosure to provide a more full discussion of the statistical findings, including how these companies determined the multiples in each analysis, the assumptions made under each method, and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Also, please present the range of implied equity value and implied price per share under each method, as applicable. Further, please disclose the meaning and significance of each analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction. Generally, please provide disclosure in understandable terms that clearly explains upon what the financial advisor is opining. See Item 1015(b)(6) of Regulation M-A.

22. In the appropriate sections of the document, please disclose, in a bulleted format, the specific assumptions, factors, and limitations Credit Suisse Securities (USA) LLC, Sagent Advisors Inc., Blackstone Advisory Services L.P., Lehman Brothers, Inc., and Evercore Group L.L.C. made in performing their analyses of the fairness of the consideration.

23. We note your disclosure that you have agreed to pay Credit Suisse Securities (USA) LLC, as well as each of the other fairness advisors, a customary fee for its financial advisory services. Please expand your disclosure to quantify the fees paid, or to be paid, to Credit Suisse and all other fairness advisors for their services in connection with the merger transactions, including any contingent fees.

Projected Financial Information, page 117

24. With reference to guidance in Item 10(b) of Regulation S-K, please explain to us in detail why it is appropriate to present 5 years of projected financial information. Additionally, disclose the assumptions most significant to the projections.

Material U.S. Federal Income Tax Consequences to Aquila Stockholders, page 127

25. You state on pages 127 and 128 that the consequences discussed here are "not intended to constitute a complete description of all tax consequences relating to the merger." Please revise this statement as it is inappropriate to indicate that your disclosure is incomplete.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 162

26. Please update your pro forma financial statements through March 31, 2007. Similarly, update all financial information presented throughout the filing through such date. Refer to Rules 3-12 and 11-02(c) of Regulation S-X.

Aquila, Inc. Unaudited Pro Forma Condensed Consolidated Statement of Income, page 163

27. Please explain to us why the Aquila Historical As Adjusted "Other revenues" line item reflects negative revenues. If this caption contains any expenses please explain.

Aquila, Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 166

Note 2. Synergies, page 166

28. Please explain to us what you mean by the statement "The pro forma adjustments do not include any amounts…other than transaction-related expenses reflected in Aquila's consolidated financial statements as of December 31, 2006."   In this regard you should separately disclose such pro forma adjustments to the extent not narratively described in Note 4.B.

Note 4. Pro Forma Adjustments, page 166

29. Please separately present pro forma *adjustments* separate from the carve out information related to the Asset Sale. To the extent such adjustments are limited to those disclosed in Note B on page 166, please make it clear where the debit side of such accruals are reflected in the pro forma balance sheet and how it was treated in the pro forma income statement. Furthermore, any adjustments relating to the assumed proceeds from the Asset Sale and sale of Aquila's Kansas electric business, such as a change in the gain/loss on disposition, should be reflected via separate pro forma adjustment with descriptive narrative in the notes rather than being buried in the carve out column.

Great Plains Energy Incorporated Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 172

Note 4.D, page 175

30. Given the significant decrease in the fair value of the combustion turbines as reflected in the purchase adjustment, please advise whether Aquila performed an

impairment analysis on such asset(s) in prior periods. If so, please provide us the estimates of cash flows and fair values. If not, please explain in detail why no such evaluation was performed as your fair value analysis coupled with paragraph 8.a of SFAS 144 would suggest such an analysis should have been performed. We may have further substantive comment.

Note 4.E, page 175

31. With respect to Aquila's non-regulated business, please describe to us in detail your process for identifying acquired intangible assets and explain why you determined you did not acquire any such assets. In doing so, describe to us in further detail the nature and significance of Aquila's non-regulated operations. See paragraphs 39 and A10-A28 of SFAS 141. We may have further comment.

Note 4.O, page 176

32. Please explain to us why the regulatory asset for certain unrecognized pension costs was not recorded in the historical financial statements of Aquila. Please be detailed in your explanation.

Exhibit Index

33. We encourage you to file all exhibits with your next amendment. Also, please file or provide us with advance draft copies of all voting documents, including the sample proxy cards, instruction forms, and relevant forms. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Exhibit 5.1

34. In the second paragraph of this opinion, counsel states that he has "assumed…the legal capacity of all persons…." This statement appears to indicate that counsel has assumed that the officers have the legal capacity to sign the instruments or documents examined or relied upon by counsel. However, this assumption is not appropriate because it assumes a conclusion of law that is a necessary requirement of the ultimate legality opinion. Therefore, please remove this assumption or clarify the statement's meaning.

35. Legal opinions must be valid and up-to-date as of the registration statement's effectiveness date and any other qualifications are unacceptable. The first two sentences in the opinion's second-to-last paragraph appear to qualify counsel's opinion in an unacceptable manner. Therefore, please have counsel revise his opinion to eliminate those qualifications or clarify their meaning.

Exhibit 99.6

36. On page 42 and elsewhere in your registration statement, you indicate that you may adjourn the meeting to solicit additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Great Plains Energy Incorporated and Kansas City Power & Light Company Form 10-K

Strategic Energy Results of Operations, page 42

37. We note your presentation of the non-GAAP measure "Average retail gross margin per MWh without fair value impacts." In arriving at this measure, it appears you exclude an item that is recurring in nature. Please note that if you present a non-GAAP performance measure that excludes items of a recurring nature, you should include disclosure to demonstrate the usefulness of the measure. In this regard, please fully address the bullet points in Question 8 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov, in crafting your revised disclosure. In this regard, ensure you revise your disclosure as follows:

- Disclose how you use the non-GAAP measure to conduct or evaluate your business.
- Discuss the economic substance behind your decision to use the measure.
- Disclose the material limitations associated with use of the measure as compared to the use of the most directly comparable GAAP financial measure.
- Disclose the manner in which you compensate for these limitations when using the measure.
- Disclose the substantive reasons why you believe the measures provide useful information to investors.

Credit Ratings, page 52

38. You disclose that none of your outstanding debt requires the acceleration of interest or principal payments in the event of a ratings downgrade, unless the downgrade occurs in the context of a merger, consolidation or sale. In this regard, please explain to us, with a view toward expanding your discussion, the consequences of a ratings downgrade in connection with the acquisition of Aquila.

Consolidated Statements of Income, page 59

39. With respect to the "As Adjusted 2005" and "As Adjusted 2004" columns, please consider including a note reference to where the change in accounting principle is discussed. Also consider the effect on other financial statements presented. Refer to Illustration 1 in Appendix A of SFAS 154. Additionally, please include discussion in management's discussion and analysis to clearly explain why prior periods are adjusted.

40. We note that the line item "Other" represents a significant portion of total operating expenses. Please separately present each material item comprising "Other" or confirm to us that there are no such material items pursuant to Rule 5-03(b) 2-6 of Regulation S-X. Also provide us with such information.

Consolidated Statements of Cash Flows, page 62

41. Please note that we do not believe SFAS 95 supports aggregating operating, investing, and financing cash flows from discontinued operations into a single line item. In this regard, in accordance with footnote 10 to paragraph 26 of SFAS 95, please revise your presentation of cash flows from discontinued operations to either:
    - combine cash flows generated from discontinued operations with the cash flows from continuing operations within each of the three categories,
    - separately identify cash flows related to discontinued operations within each of the three categories, or
    - display the cash flows related to discontinued operations separately for operating, investing and financing activities near the bottom of the statement, just before "net change in cash and cash equivalents."

Note 5. Nuclear Plant, page 81

42. We acknowledge a letter dated October 14, 2005 in which you detailed the relevancy of SFAS 115 disclosures. Please note the staff's view that the major disclosure requirements of Statement 115 should be provided. Accordingly, please note the requirements to disclose maturity information as well as unrealized gains/losses by security type.

Note 7. Goodwill and Intangible Property

43. Based on your 2006 annual impairment test, please tell us whether the fair value as determined exceeded the carrying amount of the tested assets. If not, please provide us with step 2 of the analysis as discussed in paragraph 20 of SFAS 142.

In any event, please provide us with the fair value of the tested reporting unit for the 2005 and 2006 tests.

Note 8. Pension Plans, Other Employee Benefits and Skill Set Realignment Costs, page 91

44. Please reconcile the adjustment to accumulated OCI presented in the table on page 92 to the SFAS 158 adjustments presented in your statement of common shareholders' equity on page 63. Additionally, help us understand the relationship between the post SFAS 158 regulatory asset disclosed in the table for 2006 and the regulatory asset, net, disclosed on page 93. Similarly tell us why the 2005 regulatory asset on page 93 differs from the pension and post-retirement obligations on page 88. If due to post-retirement obligations, tell us why it does not differ for 2006.

45. Please disclose the net periodic benefit cost for KCP&L for each period presented.

46. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

47. Please provide us with your probability assessment regarding the future recovery of your pension and post retirement cost regulatory asset. In your response, please tell us how pension costs are recovered in rates, including the relationship between amounts included in rates versus the SFAS 87 expense. Please tell us whether contributions to the pension trust are in any way related to recovery amounts.

Note 9. Equity Compensation, page 96

Performance Shares, page 97

48. Please explain to us your basis in GAAP for subtracting the present value of dividends in calculating stock compensation expense for performance shares and restricted stock. Please tell us in greater detail how you account for the accrued reinvested dividends in performance versus restricted share grants, including how you determine the number of restricted shares to be issued in lieu of cash dividends. A comprehensive example may clarify our understanding. If not done in the preceding manner, ensure your response explains the difference, if any, in the expense recognition for performance shares versus restricted stock.

Note 19. Long-Term Debt and EIRR Bonds Classified as Current Liabilities, page 116

    49. Given maturity dates of 2015 and 2017, please explain to us why certain EIRR bonds are classified as current liabilities.

Note 20. Common Shareholders' Equity, page 118

    50. Please tell us in detail how you accounted for the forward sale agreement during its term and upon settlement. Tell us the basis in GAAP for your accounting. We assume the forward was not considered a derivative based on paragraph 11.a of SFAS 133. If so, tell us how the contract was indexed to Great Plains common stock. If otherwise, please clarify our understanding. Finally, tell us how you settled the contract and the final accounting.

Note 21. Preferred Stock, page 119

    51. With respect to your preferred stock, please provide all disclosures required by paragraph 4 of SFAS 129. Specifically address the liquidation value. If it is the same as redemption value, so state in future filings. Additionally, explain to us the meaning of your statement that you have the option to redeem preferred stock at prices "approximating" par or stated value.

Note 23. Jointly Owned Electric Utility Plants, page 123

    52. On page 19, you disclose that you own 55% of Iatan No. 2. We note this plant will not be placed in service until 2010. Nonetheless, in accordance with SAB Topic 10:C, please disclose your percentage interest and the amount of plant under construction in the footnotes.

*   *   *   *   *   *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the

Michael J. Chesser
Great Plains Energy Incorporated
June 7, 2007
Page 13

accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Michael J. Chesser
Great Plains Energy Incorporated
June 7, 2007
Page 14

cc: Nancy A. Lieberman, Esq.
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